CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release April 15, 2003 9:00

US Department of Justice intends to block UPM-Kymmene’s MACtac acquisition and inititates investigation into competitive practices

The US Department of Justice Antitrust Division has informed UPM-Kymmene Corporation that it intends to file a civil antitrust lawsuit to block UPM-Kymmene’s acquisition of MACtac. At the same time it has opened a criminal investigation into competitive practices in the labelstock industry. UPM-Kymmene expects to receive the details for the decisions and will reconsider the situation.

For further information please contact:

Mr Pentti Kallio, President of Raflatac Group, tel. +358 204 15 0015

Mr Olavi Kauppila, Senior Vice President, Investor Relations,

UPM-Kymmene, tel. +358 204 15 0658

UPM-Kymmene Corporation

Pirkko Harrela

Vice President, Corporate Communications

DISTRIBUTION

Helsinki Stock Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations